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FOR IMMEDIATE RELEASE

Battery Metals and Silver Elephant Announces Debt Settlement

Vancouver, British Columbia, September 7, 2022 - Battery Metals Royalties Corp. ("Battery Metals") and Silver Elephant Mining Corp. (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2) ("Silver Elephant") announce that Battery Metals has entered into a debt settlement agreement with Silver Elephant pursuant to which Battery Metals will transfer an aggregate of 1,440,352 common shares of Flying Nickel Mining Corp. (the "FLYN Shares") to settle an aggregate of $193,811 in outstanding debts accrued since 2021 to Silver Elephant. Additionally, Silver Elephant announces that it has entered into a debt settlement agreement with Mr. John Lee, director and Chief Executive Officer of Silver Elephant, pursuant to which Silver Elephant will transfer the FLYN Shares to Mr. Lee to settle $193,811 in outstanding salaries and expenses accrued since 2021 to Mr. Lee.

As Silver Elephant is a control person of Battery Metals, Battery Metals' debt settlement with Silver Elephant constitutes a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, each of Battery Metals and Silver Elephant is exempt from obtaining a formal valuation and minority approval of Battery Metals' and Silver Elephant's respective shareholders as the fair market value of Battery Metals' debt settlement with Silver Elephant is below 25% of the market capitalization of each of Silver Elephant and Battery Metals as determined in accordance with MI 61-101.

As Mr. Lee is an insider of Silver Elephant, Silver Elephant's debt settlement with Mr. Lee constitutes a "related party transaction" under MI 61-101. Pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, Silver Elephant is exempt from obtaining a formal valuation and minority approval of Silver Elephant's shareholders as the fair market value of Silver Elephant's debt settlement with Mr. Lee is below 25% of the Silver Elephant's market capitalization as determined in accordance with MI 61-101.

A material change report including details with respect to the related party transactions could not be filed more than 21 days prior to the closing of the debt settlements as the parties did not receive prior confirmation of that the settlement would proceed and the parties deemed it reasonable in the circumstances so as to be able to avail itself of the opportunity to settle its outstanding debts in an expeditious manner.

The Toronto Stock Exchange has conditionally approved Silver Elephant's debt settlement with Mr. Lee and Silver Elephant's debt settlement with Battery Metals.

About Battery Metals Royalties Corp.

Battery Metals Royalties Corp. is a Canadian reporting issuer, holding certain interests in other mining companies.

Further information on Battery Metals can be found at www.royalbatt.com.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company that operates the Pulacayo silver project. Silver Elephant also owns 100% of Mega Thermal Coal Corp, and 39% of Battery Metals.

Further information on Silver Elephant can be found at www.silverelef.com.

BATTERY METALS ROYALTIES CORP. ON BEHALF OF THE BOARD "Anthony Garson" CEO	SILVER ELEPHANT MINING CORP. ON BEHALF OF THE BOARD "John Lee" Executive Chairman

For more information about Battery Metals, please contact:

Email: info@royalbatt.com

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's or Battery Metals' future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's or Battery Metals' forward-looking statements. Silver Elephant and Battery Metals believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant and Battery Metals have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant and Battery Metals undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

Investors are cautioned that, the securities of Battery Metals are not currently traded on any stock exchange or market and there is no guarantee that the securities of Battery Metals will ever be listed for trading, and accordingly, securityholders may not be able to sell their securities through the facilities of any stock exchange or market at any time. This means that the securities of Battery Metals may be difficult to trade or sell. Even if a listing is achieved, trading in the securities of Battery Metals should be considered highly speculative and investors should only invest if they are ready to lose all of their investment.

U.S. Securities Law Disclaimers

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.